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                             SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 16, 2000 (as defined below), and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

         Notice of Offer to Purchase for Cash All Outstanding Shares of
                          Common Stock of Funco, Inc.

                                       at
                              $24.75 Net Per Share
                                       by

                          B&N Acquisition Corporation
           a wholly-owned indirect subsidiary of Barnes & Noble, Inc.

B&N Acquisition Corporation, a Minnesota corporation ("Purchaser") and a wholly-owned indirect subsidiary of Barnes & Noble, Inc., a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Funco, Inc., a Minnesota corporation (the "Company"), at a price of $24.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 13, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with all Shares already owned, directly or indirectly, by Parent or Purchaser, would represent at least 51% of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, calculated on a fully-diluted basis, on the date of purchase (the "Minimum Condition") and (b) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other terms and conditions described in Section 11 and Section 14 of the Offer to Purchase.

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, Purchaser intends to effect the merger described below.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 4, 2000 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, for the commencement of the Offer and further provides that following consummation of the Offer and on the same business day as, and promptly following, the satisfaction (or to the extent permitted under the Merger Agreement, waiver) of all other conditions to the Merger (as defined below), Purchaser shall, in accordance with the applicable provisions of the Minnesota Business Corporation Act (the "MBCA"), be merged with and into the Company (the "Merger"). Upon the consummation of the Merger, the Company will be the surviving corporation of the Merger and a wholly-owned indirect subsidiary of Parent. Pursuant to the Merger Agreement, each outstanding Share (other than (i) Shares held of record by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (ii) Shares held by shareholders of the Company, if any, who properly exercise, preserve and perfect dissenters' rights under the MBCA) shall be converted into and represent the right to receive $24.75 in cash, or any higher price that may be paid per Share in the Offer, without interest.

The Board of Directors of the Company (the "Board") and a Special Committee of the Board (the "Special Committee"), formed in accordance with Section 302A.673 of the MBCA, have unanimously approved the Merger Agreement, the Offer and the Merger. The Board and the Special Committee have determined that the Offer and the Merger are fair to and in the best interests of the Company and its shareholders and unanimously recommend that the shareholders of the Company accept the Offer and tender their Shares.

Simultaneously with the execution of the Merger Agreement, and as a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, David R. Pomije, the Chief Executive Officer of the Company, entered into a Shareholder Agreement (the "Shareholder Agreement"), with Parent. Pursuant to the Shareholder Agreement, Mr. Pomije has agreed to tender all of his Shares (but in no event more than 19.9% of all outstanding Shares, in the aggregate) in the Offer. The Merger Agreement and the Shareholder Agreement are more fully described in the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to The Bank of New York (the "Depositary") of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (A) the certificates evidencing such Shares (the "Share Certificates") or confirmation of book-entry transfer of such Shares, if such procedure is available, into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), (B) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (C) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, June 13, 2000, unless and until Purchaser extends the period of time for which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Purchaser has the right to extend the Expiration Date only in the following events: (i) if required by law or (ii) in the event that any conditions to the Offer are not satisfied or waived on or before the Expiration Date, in which event Purchaser (a) must extend the Expiration Date for an aggregate of 10 additional business days to the extent necessary to permit such conditions to be satisfied and (b) may, in Purchaser's sole discretion, extend the Expiration Date for such additional periods as it may determine to be appropriate (but not beyond August 4, 2000) to permit such conditions to be satisfied. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the Offer was to expire. During any such extension, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after July 14, 2000, unless previously accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawn Shares may be re-tendered at any time on or prior to the Expiration Date by following one of the procedures described in the Offer to Purchase. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser has the right, but is not required, to provide for a subsequent offering period of up to 20 business days following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"), subject to certain conditions set forth in such Rule. A Subsequent Offering Period is an additional period of time from 3 business days up to 20 business days, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders of the Company may tender, but not withdraw, Shares not tendered in the Offer. If Purchaser decides to provide for a Subsequent Offering Period, and such Subsequent Offering Period is for a period of time which is less than 20 business days, Purchaser may extend (and re-extend) such Subsequent Offering Period up to an aggregate of 20 business days. A Subsequent Offering Period, if one is provided, is not an extension of the Offer.

Purchaser does not currently intend to provide for a Subsequent Offering Period following the Expiration Date, although it reserves the right to do so in its sole discretion by giving oral or written notice of such Subsequent Offering Period to the Depositary. Any decision to provide a Subsequent Offering Period will be announced at least 5 business days prior to the Expiration Date and will not extend the Expiration Date. Purchaser will announce the approximate number and percentage of Shares deposited as of the Expiration Date no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date, and such securities will be immediately accepted and promptly paid for. All conditions to the Offer must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period or Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, Purchaser will promptly purchase and pay for Shares tendered for the same consideration paid in the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to all holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing.

The Offer to Purchase and related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks or trust companies, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. The Information Agent for the Offer is:

[MacKenzie Logo]

156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (Call Collect)
or Call Toll-Free (800) 322-2885
May 16, 2000